LJ INTERNATIONAL LAUNCHES UPGRADED CORPORATE

AND INVESTOR RELATIONS WEBSITE

HONG KONG, May 10, 2012 – LJ International Inc. (LJI) (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that it has launched its upgraded corporate and investor relations website, as a part of its ongoing efforts to enhance the quality and availability of information to investors and other stakeholders of the company. The IR website can be accessed at http://ir.ljintl.com, and the corporate website address remains the same, www.ljintl.com.

This new corporate website, together with the latest investor relations section, offers an extensive range of materials, including:

•	Corporate and senior management profiles

•	Core business information

•	Selected products, shops, marketing and branding events including jewelry trade showcases

•	Company growth strategies and initiatives

•	Financials and news

•	Highlighted new sections in the Frequently Asked Questions and Investor Event Calendar

“Online communication is a fundamental part of our commitment to maintain open communication with investors, analysts, and other stakeholders, and we believe this redesigned website will offer users quick and easy access to essential information about the Company,” said Yu Chuan Yih, Chairman and CEO of LJ International. “The corporate website boasts a modern, uncluttered, colorful design and is divided into six sections, each providing detailed information on various aspects of the Company’s operation. The investor relations website aims to be a best practice site that provides a wide range of detailed information to our investors in the most transparent and effective way. The website revamp embodies our commitment to continually enhance transparency and open communication, and we strive to maintain it at best practice standard so as to continue to use it as an effective communication channel.”

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com